Exhibit 99.1

Electra Meccanica Announces Closing of $12.0 Million Registered Direct Offering

March 27, 2019

VANCOUVER, British Columbia, March 27, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO; SOLOW) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced the closing of its previously announced registered direct offering of 3,333,334 common shares (each a “Share”) at a price of $3.60 per Share, for gross proceeds of approximately $12 million.

Net proceeds to Electra Meccanica from the offering were approximately $11.0 million after underwriting discounts and commissions and other estimated offering expenses.

The Benchmark Company, LLC, ThinkEquity, a division of Fordham Financial Management, Inc., and Roth Capital Partners, LLC acted as co-lead placement agents for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Securities and Exchange Commission declared effective a registration statement on Form F-3 relating to these securities on October 31, 2018. The offering was made only by means of a prospectus. A final prospectus supplement relating to this offering has been filed with the Securities and Exchange Commission and is available at www.sec.gov. Copies of the final prospectus supplement relating to the offering may be obtained from the offices of The Benchmark Company, LLC, Attn: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, 212-312-6700, Email: prospectus@benchmarkcompany.com; ThinkEquity, 17 State Street, 22nd Floor, New York, NY 10004, (646) 968-9355, Email: prospectus@think-equity.com; Roth Capital Partners, LLC, Equity Capital Markets, 888 San Clemente, Suite 400, Newport Beach, CA 92660, (800) 678-9147, E-mail: rothecm@roth.com; or the above-referenced SEC website.

About Electra Meccanica Vehicles Corp.

Electra Meccanica (SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us